# Nasdaq Regulation



**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

October 8, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 8, 2025, The Nasdaq Stock Market (the "Exchange") received from One and one Green Technologies. INC (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Class A Ordinary Share, par value $0.0001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

*Eun Ah Choi*